UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-143558
CMP Susquehanna Radio Holdings Corp.
(Exact name of registrant as specified in its charter)
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9 7/8 Senior Subordinated Notes due 2014 of CMP Susquehanna Corp.
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
     Approximate number of holders of record as of the certification or notice date:           1
     Pursuant to the requirements of the Securities Exchange Act of 1934, CMP Susquehanna Radio Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2009	By:	/s/ Martin R. Gausvik
		Name:	Martin R. Gausvik
		Title:	Executive Vice President, Treasurer and Chief Financial Officer